May 21, 2007

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549

Re:          Vantage Energy Services, Inc.

Registration Statement on Form S-1

File No. 333-138565

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Vantage Energy Services, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on May 23, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between May 14, 2007 and the date hereof, 3,500 copies of the Preliminary Prospectus dated May 14, 2007 have been distributed as follows: 2,500 to prospective underwriters and dealers, 750 to institutional investors, 1,250 to retail investors and 4 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

As Representative of the several

Underwriters

By:  Deutsche Bank Securities Inc.

By:	/s/ Bradley S. Miller
	Name:	Bradley S. Miller
	Title:	Managing Director